UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.
(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162
1012 SJ Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

On August 7, 2025, Coincheck Group N.V. (“Coincheck Group”) issued a press release, announcing its financial results for its first quarter of the fiscal year ending March 31, 2026, which is furnished as Exhibit 99.1 to this Report on Form 6-K.
The information in this Report on Form 6-K is incorporated by reference into Coincheck Group’s Registration Statement on Form S-8 (File No. 333-286190), to the extent not superseded by documents or reports subsequently filed or furnished.
Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Coincheck Group N.V., dated August 7, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: August 07, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer and President
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